[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 29, 2016

VIA FEDEX AND EDGAR

J. Nolan McWilliams

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla Motors, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Amendment No. 2 to Registration Statement on Form S-4

Filed September 19, 2016

File No. 333-213390

Form 10-K for the Fiscal Year Ended December 31, 2015

Form 8-K Furnished August 3, 2016

Response Dated September 19, 2016

File No. 001-34756

Dear Mr. McWilliams:

On behalf of Tesla Motors, Inc. (“Tesla” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to (1) the Company’s Registration Statement on Form S-4 filed with the Commission on August 31, 2016, as amended twice on September 19, 2016 (the “Registration Statement”), (2) the Company’s Annual Report on Form 10-K filed with the Commission on February 24, 2016 (the “Form 10-K”) and (3) the Company’s Current Report on Form 8-K furnished to the Commission on August 3, 2016 (the “Form 8-K”), contained in your letter dated September 23, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.

In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 3”) on the date hereof. We are separately furnishing to the Staff two courtesy copies of Amendment No. 3 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 3.

WACHTELL, LIPTON, ROSEN & KATZ

General

1.	We note your response to our prior comment 1. You state in your response that approximately 20 SolarCity holders of record will receive only cash consideration and all SolarCity record holders will receive at least some cash consideration. We believe that the receipt of cash consideration by unaffiliated security holders in this transaction is not consistent with the Rule 13e-3(g)(2) exception. Please file a Schedule 13E-3 and take such other steps as necessary to comply with Rule 13e-3 or provide us with additional authority that the (g)(2) exception is available.

Response:

As discussed in a telephone conversation with representatives of the Staff on September 27, 2016, based on information provided by SolarCity’s transfer agent regarding SolarCity stockholders of record as of September 16, 2016, the Company supplementally would like to inform the Staff that of the 216 holders of record of SolarCity common stock, only 20 individual holders—who hold on average three shares of SolarCity common stock and together in the aggregate hold only 60 shares—will receive only cash consideration in lieu of shares of Tesla common stock in the transaction. Of those 20 holders, (i) four of the holders appear to be custodial accounts for the children of one individual under the Uniform Gifts to Minors Act (each holding one or two shares), (ii) two of the holders appear to be custodial accounts for the children of another individual under the Uniform Transfers to Minors Act (each holding two shares), and (iii) two of the holders appear to be custodial accounts for the children of a third individual under the Uniform Gifts to Minors Act (each holding two shares). Taking each of these three individuals as one unique holder, there would be only 15 unique individual record holders who will receive only cash consideration in exchange for their shares of SolarCity common stock. The total amount of cash that would be paid on account of fractional shares to the foregoing record holders would be $1,361.38, based on $206.27, the closing price of Tesla common stock on NASDAQ on September 28, 2016, the last full trading day before the date of this letter.

The Company believes that the amounts described above are clearly de minimis in the context of the pending transaction, representing less than one ten-thousandth of a percent of the aggregate transaction value. As such, and also for the reasons stated in its prior response to and telephone conversation with the Staff, the Company respectfully reiterates its belief that the transaction is consistent with the Rule 13e-3(g)(2) exception.

2.	We note your disclosure on page 115 that between September 1 and September 14, 2016 four lawsuits were filed in the Court of Chancery of the State of Delaware. Please provide us with copies of any complaints that are relevant to the merger.

Response:

A copy of the complaints relevant to the merger is being furnished to the Staff under separate cover and on a supplemental basis by Wachtell, Lipton, Rosen & Katz, counsel to the Company.

WACHTELL, LIPTON, ROSEN & KATZ

Background of the Merger, page 58

3.	We note your response to our prior comment 12. Please place the evolution of this transaction in context by briefly discussing the significance, if any, of the potential impact on Tesla management’s time and resources and execution of operational and strategic initiatives, including producing of the Model X, in the Board’s determination at the May 31 meeting to assess the potential acquisition of a solar energy company.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 3.

Exchange of Shares in the Merger, page 113

4.	We note your response to our prior comment 16. Please clarify how the shares of SolarCity common stock held in street name will be exchanged, including the distribution of cash in lieu of fractional interests to those shareholders who hold their shares in street name. For example, please clarify whether the exchange agent will send letters of transmittal to beneficial owners or banks, brokers, or other nominees will make arrangements with respective beneficial owners.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 3.

Form 10-K for the Fiscal Year Ended December 31, 2015

The Gigafactory outside of Reno, Nevada, page 9

5.	Please confirm that you have made all disclosure required by ASC 440-10-50 (2 - 6) regarding your obligations relating to the Gigafactory and obligations with Panasonic including the 2011 as amended in 2013 supply agreement and the 2014 production pricing agreement.

Response:

The Company respectfully advises the Staff that the disclosure requirements of ASC 440-10-50-4 through 50-6 did not apply, and as such, no footnote disclosures were needed regarding its obligations with respect to Panasonic as they relate to (1) the Gigafactory under the 2014 general terms and pricing agreement and (2) the 2011 supply agreement (as amended in 2013). The Company did, however, disclose the information required under Item 303(a)(5) of Regulation S-K as reflected on page 42 of the Company’s Form 10-K for the fiscal year ended December 31, 2015 under “Contractual Obligations” disclosure within the “Purchase Obligations” line item. The aggregate amount presented in such information includes the amounts that the Company has committed to pay

WACHTELL, LIPTON, ROSEN & KATZ

Panasonic under the Company’s supply agreements, including any payments that the Company may make to Panasonic regarding costs. The Company will continue to include such amounts as part of the aggregate amounts presented in this disclosure in future filings.

6.	In addition, please tell us if the supply agreement with Panasonic that allows you to purchase a minimum of 1.8 billion lithium-ion battery cells at preferential prices relates to lithium-ion battery cells manufactured at the Gigafactory or if it relates to your 2011 supply agreement with Panasonic as amended in 2013.

Response:

The Company respectfully informs the Staff that the supply agreement with Panasonic that allows the Company to purchase a minimum of 1.8 billion lithium-ion battery cells at preferential prices relates to the Company’s 2011 supply agreement with Panasonic as amended in 2013. The Company will revise its disclosure in future filings to clarify this.

Management’s Discussion and Analysis, page 32

Results of Operations, page 38

7.	We note your response to our prior comment 21, in which you state you believe your disclosure meets the requirements of Item 303 of Regulation S-K and SEC Release No. 33-8350. You state that you will provide additional disclosure regarding your results of operations in future filings, if material. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. As previously requested, please revise to provide a more robust discussion by:

•	quantifying the amounts of the factors to which changes are attributable;

•	refocusing the narrative disclosure on analysis of the underlying business reasons for the individual factors;

•	consider using tables to present dollar and percentage changes in accounts, rather than including such information in narrative form;

•	consider using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and

•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Refer to Section 501.04 of Codification of Financial Reporting Policies and instruction 4 to Item 303(a) of Regulation S-K, which requires a quantification of the extent of contribution of each of two or more factors for an understanding of a material change. Please provide us a copy of your intended revised disclosure.

WACHTELL, LIPTON, ROSEN & KATZ

Response:

The Company acknowledges the Staff’s comment and confirms that in future filings, including the Company’s next quarterly report on Form 10-Q, the Company will add tables for each of the significant financial statement line items on the statement of operations to show the amount for each of the periods presented and the amount and percentage change. By way of example only, we have set forth below proposed tables to be added, as needed. This information was previously disclosed in a narrative format for the periods presented and the Company believes such narrative disclosure was sufficient to explain the changes, as the Company’s business through the year-ended December 31, 2015 consisted of the sale of a single product line. As such, table format presentation was not included.

The Company respectfully advises the Staff that it believes that it has provided adequate disclosure regarding its results of operations pursuant to Section 501.04 of Codification of Financial Reporting Policy and Instruction 4 to Item 303(a) of Regulation S-K. For the periods presented, the Company has undergone tremendous growth driven primarily by the growth in vehicle deliveries in a single product line, Model S. The vehicle deliveries grew from 22,477 for the year ended December 31, 2013, to 31,655 for the year ended December 31, 2014, and 50,658 for the year ended December 31, 2015. Given the magnitude of growth, the volume of vehicle delivery is overwhelmingly the single biggest contributing factor to the Company’s revenue and cost of revenue, on both a qualitative and quantitative basis. This is further supported by the investor community’s intense focus on the Company’s vehicle deliveries that it discloses on a quarterly basis soon after the quarter ends. In addition, automotive revenues account for over 85% of the Company’s revenue for all periods presented, and both automotive revenue and cost of automotive revenue are most directly impacted by the volume of deliveries. Going forward, the Company will re-assess the significant drivers and contributors in its business and confirms that in future filings, including the Company’s next quarterly report on Form 10-Q, the Company will expand the discussion of increases or decreases in revenue and operating income attributable to changes in prices, volume, any new products and services, or shift in products mix, if material, where the Company is able to distinguish between these causal factors.

As requested by the Staff, by way of example only, the Company has presented below certain new tables as well as new disclosures (as denoted by underlined text) that the Company proposes to add to its future filings (as needed):

Revenues

	Year Ended December 31,			2015 vs. 2014		2014 vs. 2013
	2015	2014	2013	$	%	$	%
Revenues
Automotive	$3,740,973	$3,007,012	$1,921,877	$733,961	24%	$1,085,135	56%
Services and other	305,052	191,344	91,619	113,708	59%	99,725	109%

Total revenues	4,046,025	3,198,356	2,013,496	$847,669	27%	$1,184,860	59%

WACHTELL, LIPTON, ROSEN & KATZ

Automotive revenue includes revenues related to deliveries of new Model S and Model X vehicles, including internet connectivity, Supercharging access, and over the air software updates, as well as sales of regulatory credits to other automotive manufacturers, amortization of revenue for cars sold with resale value guarantees, and vehicle leasing revenue.

Services and other revenue consists of repair and maintenance services, service plans and merchandise, sales of pre-owned Tesla vehicles, sales of electric vehicle powertrain components and systems to other manufacturers, Tesla Energy products, and net sales of non-Tesla vehicle trade-ins.

Automotive revenue during the years ended December 31, 2015, 2014, and 2013 were $3.74 billion, $3.00 billion, and $1.92 billion. Additionally, for the years ended December 31, 2015, 2014, and 2013 automotive revenue included $309.4 million, $132.6 million and $33.5 million from the accretion of the deferred revenues from our resale value guarantee and other similar programs, as well as Tesla leasing. The increase was primarily driven by the ramp up in vehicle deliveries from 22,477 in 2013 to 31,655 in 2014 to 50,658 in 2015. In addition, for the years ended December 31, 2015, 2014, and 2013 automotive revenue also included $168.7 million, $216.4 million, and $194.4 million of revenue from sales of regulatory credits to other automotive manufacturers.

Service and other revenue during the years ended December 31, 2015, 2014, and 2013 were $305.0 million, $191.3 million, and $91.6 million, which includes maintenance service revenue of $111.8 million, $68.7 million and $22.5 million for the periods presented. Service and other revenue during the years ended December 31, 2015, 2014, and 2013 also included pre-owned vehicle sales of $88.7 million, $3.6 million and $8.3 million. In addition, service and other revenue during the years ended December 2015, 2014, and 2013 includes powertrain sales of $86.0 million, $111.7 million and $44.1 million. The increase in pre-owned vehicle sales and maintenance service revenue was primarily due to increase in our overall volume of car deliveries. This is partially offset by lower powertrain sales due to a planned volume reduction.

Cost of Revenues and Gross Profit

	Year Ended December 31,			2015 vs. 2014		2014 vs. 2013
(dollar amounts in thousands)	2015	2014	2013	$	%	$	%
Cost of revenues
Automotive	$2,823,302	$2,145,749	$1,483,321	$677,553	32%	$662,428	45%
Services and other	299,220	170,936	73,913	128,284	75%	97,023	131%

Total cost of revenues	$3,122,522	$2,316,685	$1,557,234	$805,837	35%	$759,451	49%

Gross profit	923,503	881,671	456,262	41,832	5%	425,409	93%
Gross margin	23%	28%	23%

Cost of automotive revenues includes direct parts, material and labor costs, manufacturing overhead, including amortized tooling costs, shipping and logistic costs, vehicle internet connectivity costs, allocations of electricity and infrastructure costs related to our Supercharger network, and reserves for estimated warranty expenses. Cost of revenues also includes adjustments to warranty expense and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or is in excess of forecasted demand.

Cost of automotive revenues for the year ended December 31, 2015, 2014, and 2013 were $2.82 billion, $2.15 billion, and $1.48 billion. The increase in cost of automotive revenues was driven primarily by increased in Model S deliveries. In addition, cost of automotive revenues included $33.5 million related to the newly introduced Model X in 2015. The increase in deliveries resulted in an overall increase in each cost category, primarily material and labor costs, partially offset by cost improvements for Model S in 2014 and 2015 relating to material cost reductions from both engineering and commercial actions, and manufacturing efficiencies. For the years ended December 31, 2015, 2014, and 2013, we recognized $172.4 million, $84.5, and $21.1 million in cost of automotive revenues related to cars accounted for as operating leases.

WACHTELL, LIPTON, ROSEN & KATZ

Cost of services and other revenue includes direct parts, material and labor costs for repair and maintenance services, allocations of service center overhead costs, pre-owned Tesla vehicle sales, sales of our powertrain components, and costs related to the production and sale of Tesla Energy products. For the years ended December 31, 2015, 2014, and 2013 costs of services and other revenue were $299.2 million, $170.9 million, and $73.9 million. The increase in cost of services and other revenues was driven primarily by greater pre-owned vehicle sales and increased maintenance and repair services in all years, and increased powertrain sales to Daimler in 2014 as compared to 2013.

Gross profit for the years ended December 31, 2015, 2014, and 2013 were $923.5 million, $881.7 million and $456.3 million. Gross margin for the years ended December 31, 2015, 2014, and 2013 were 22.8%, 27.6%, and 22.7%. The lower margin in 2015 as compared to 2014 was primarily due to product and regional mix shift, as a greater percentage of sales were derived from vehicle models with lower average selling prices, and increased manufacturing costs related to the ramp up in production of the small drive unit for dual motor Model S vehicles and start of Model X production, obsolete inventory and lower ZEV credits revenue. This margin decrease was partially offset by an increasing amount of revenues from vehicles accounted for as leases including direct lease vehicles and those under our resale value guarantee programs which have a significantly higher gross margin and from material cost savings. Services and other gross margin were also down year over year, primarily driven by a planned price reduction for powertrain sales to Daimler. The increase in gross profit from 2013 to 2014 was primarily due to manufacturing and supply chain efficiencies as well as component cost reductions and higher regulatory credit sales, partially offset by manufacturing inefficiencies associated with transitioning to our new final assembly line and launch of All-Wheel Drive Dual Motor Model S.

Research and Development Expenses

	Year Ended December 31,			2015 vs. 2014		2014 vs. 2013
(dollar amounts in thousands)	2015	2014	2013	$	%	$	%
Research and development	$717,900	$464,700	$231,976	$253,200	54%	$232,724	100%

Research and development (R&D) expenses consist primarily of personnel costs for our teams in engineering and research, supply chain, quality, manufacturing engineering and manufacturing test organizations, prototyping expense, contract and professional services and amortized equipment expense.

R&D expenses for the year ended December 31, 2015 were $717.9 million, an increase from $464.7 million for the year ended December 31, 2014. The increase in R&D expenses consisted primarily of a $93.9 million increase in expensed materials primarily to support our Model X development and Model S improvements, a $75.9 million increase in employee compensation expenses due to increase in our headcount, a $30.6 million increase in facilities and depreciation costs as we acquired more equipment and leased space for Model X production, a $20.1 million increase in costs related to Model X, Autopilot and dual motor powertrain engineering, design and testing activities and a $22.8 million increase in stock-based compensation expense related to increased headcount and increasing values of awards granted.

R&D expenses for the year ended December 31, 2014 were $464.7 million, an increase from $232.0 million for the year ended December 31, 2013. The increase in R&D expenses consisted primarily of an $85.3 million increase in employee compensation expenses, a $60.7 million increase in expensed materials primarily to support our Model X, dual motor powertrain and right-hand drive Model S development, a $50.9 million increase in costs related to Model X, dual motor powertrain and right-hand drive Model S engineering, design and testing activities, a $28.1 million increase in stock-based compensation expense related to increased headcount and increasing values of awards granted, a $4.1 million increase in office, information technology and facilities-related costs and a $3.3 million increase in shipping charges for Model X, dual motor powertrain and right-hand drive Model S development.

WACHTELL, LIPTON, ROSEN & KATZ

Selling, General and Administrative Expenses

	Year Ended December 31,			2015 vs. 2014		2014 vs. 2013
(dollar amounts in thousands)	2015	2014	2013	$	%	$	%

Selling, general and administrative	$922,232	$603,660	$285,569	$318,572	53%	$318,091	111%

Selling, general and administrative (SG&A) expenses consist primarily of personnel and facilities costs related to our Tesla retail and service stores, marketing, sales, executive, finance, human resources, information technology and legal organizations, settlements and fees for professional and contract services supporting these functions.

SG&A expenses for the year ended December 31, 2015 were $922.2 million, an increase from $603.7 million for the year ended December 31, 2014. SG&A expenses increased primarily from higher headcount and facility costs, including stock based compensation, to support an expanded retail, service and Supercharger footprint as well as the general growth of the business. The increase in our SG&A expenses consisted primarily of a $138.4 million increase in employee compensation expenses related to higher sales, service and marketing headcount to support sales activities worldwide and higher general and administrative headcount to support the expansion of the business, $126.1 million increase in office, information technology and facilities-related costs to support the growth of our business as well as sales and marketing activities to handle our expanding market presence, a $41.8 million increase in professional and outside services costs, and a $12.2 million increase in stock based compensation.

SG&A expenses for the year ended December 31, 2014 were $603.7 million, an increase from $285.6 million for the year ended December 31, 2013. SG&A expenses increased primarily from higher headcount and facility costs to support an expanded retail, service and Supercharger footprint as well as the general growth of the business. The $318.1 million increase in our SG&A expenses consisted primarily of a $141.1 million increase in employee compensation expenses related to higher sales, service and marketing headcount to support sales activities worldwide and higher general and administrative headcount to support the expansion of the business, a $135.9 million increase in office, information technology and facilities-related costs to support the growth of our business as well as sales and marketing activities to handle our expanding market presence, a $35.8 million increase in stock-based compensation expense related to additional headcount and increasing value of awards granted and a $27.2 million increase in professional and outside services costs.

Interest Expense

	Year Ended December 31,			2015 vs. 2014		2014 vs. 2013
(dollar amounts in thousands)	2015	2014	2013	$	%	$	%

Interest expense	$(118,851)	$(100,886)	$(32,934)	$(17,965)	18%	$(67,952)	206%

Interest expense for the years ended December 31, 2015, 2014, and 2013 was $118.9 million, $100.9 million, and $32.9 million. The increase in interest expense is primarily due to the issuance of $920.0 million aggregate principal amount of 2019 Notes and $1.38 billion aggregate principal amount of 2021 Notes during the first half of 2014.

Other Income (Expense), Net

	Year Ended December 31,			2015 vs. 2014		2014 vs. 2013
(dollar amounts in thousands)	2015	2014	2013	$	%	$	%
Other income (expense), net	$(41,652)	$1,813	$22,602	$(43,465)	2397%	$(20,789)	92%

Other income (expense), net, consists primarily of foreign exchange gains and losses related to our foreign currency-denominated monetary assets and liabilities and the change in the fair value of our DOE common stock

WACHTELL, LIPTON, ROSEN & KATZ

warrant liability. Our foreign exchange gains and losses will vary depending upon movements in the underlying foreign currency exchange rates. Prior to the expiration of the DOE warrant in May 2013, the DOE warrant had been carried at its estimated fair value with changes in its fair value reflected in other income (expense), net.

Other income (expense), net, for the years ended December 31, 2015, 2014, and 2013 was ($41.7) million, $1.8 million and $22.6 million. Fluctuations in other income (expense) from 2014 to 2015 are primarily the result of gains (losses) from foreign currency exchange of ($45.6) million and $2.0 million for the years ended December 31, 2015 and 2014. Foreign currency losses during 2015 related primarily to changes in the exchange rates of euro, Norwegian krone, Canadian dollars, and Chinese yuan. Other income, net of $22.6 million in 2013 was primarily due to the reduction in fair value of our DOE common stock warrant liability of $10.7 million during the year. Other income, net, also includes the favorable foreign currency exchange impact from our foreign currency-denominated liabilities during the year ended December 31, 2013, especially related to the Japanese yen.

Provision for Income Taxes

	Year Ended December 31,			2015 vs. 2014		2014 vs. 2013
(dollar amounts in thousands)	2015	2014	2013	$	%	$	%
Provision for income taxes	$13,039	$9,404	$2,588	$3,635	39%	$6,816	263%

Our provision for income taxes for the years ended December 31, 2015, 2014, and 2013 was $13.0 million, $9.4 million, and $2.6 million. The increases in the provision for income taxes were due primarily to the increase in taxable income in our international jurisdictions.

8.	Refer to prior comment 22. As previously requested, please provide the various component amounts of automotive and services and other revenues for each period presented along with a discussion of the factors affecting their changes.

Response:

The Company respectfully advises the Staff that over 85% of the Company’s revenue is derived from automotive sales in all periods presented and the primary driver for the increase in its revenue was a result of an increase in vehicle deliveries, primarily Model S. Going forward, the Company will re-assess the significant drivers and contributors in its business and confirms that in future filings, including the Company’s next quarterly report on Form 10-Q, the Company will expand the discussion of increases or decreases in revenue and operating income attributable to changes in prices, volume, any new products and services, or shift in products mix, if material, where the Company is able to distinguish between these causal factors. As requested by the Staff, by way of example only, if material, the Company will add a table such as the one set forth below to its future filings (as needed):

	(in thousands)
	For the year ended
	2015	2014	2013
Automotive
Automotive	$3,572,315	$2,790,609	$1,727,491
Regulatory credit sale	168,658	216,403	194,386

	3,740,973	3,007,012	1,930,191

Services and other
Service and maintenance	111,791	68,698	22,493
Pre-owned vehicle sales	88,730	3,638	8,314
Powertrain	85,975	111,650	44,136
Other	18,556	7,358	16,676

	$305,052	$191,344	$91,619

WACHTELL, LIPTON, ROSEN & KATZ

The increase in “Services and Other” component was primarily due to increases in pre-owned vehicle sales and maintenance service revenue from overall increase in volume of car deliveries. This is partially offset by lower powertrain sales, which was due to a planned volume reduction.

9.	We note your response to our prior comment 23, in which you state that changes in the cost of automotive revenues have substantially been driven by increased Model S vehicle delivery volume, and therefore the Company does not believe that a discussion of individual cost category changes would be meaningful. On page 33 of your Form 10-K we note your disclosure that significant cost improvements for Model S were achieved in 2014 and 2015 relating to material cost reductions from both engineering and commercial actions, and manufacturing efficiencies. Also during these periods, product introductions resulted in some manufacturing inefficiencies which negatively impacted your gross margin. It appears from these disclosures that there is variability within the individual cost categories. Therefore, please provide a comprehensive disclosure of your various cost categories (cost of revenues, research and development expenses, and selling, general and administrative expenses, etc.), including separate quantification and discussion of changes in significant components of cost categories, along with a discussion of the factors behind the changes. Please provide us a copy of your intended revised disclosure.

Response:

The Company respectfully advises the Staff that through the year ended December 31, 2015, the increases in each of the cost categories such as direct parts, material and labor costs for repair and maintenance services, and allocations of service center overhead cost were all driven primarily by an increase in Model S delivery volume from 2014 to 2015. Over 88% of the Company’s cost of revenue is derived from automotive sales (primarily Model S) in all periods presented and the primary driver for the increase is an increase in vehicle deliveries. As such, the Company believes that revised disclosure with a discussion of each cost category would not be meaningful and will not provide additional information to investors and financial analysts. Going forward, however, the Company will re-assess the significant drivers and contributors in its business such as changes in average selling prices, material costs, or shift in products mix or shift from direct sales to vehicle sales with residual value and provide further analysis and disclosure as it expands and diversifies its product offerings and business.

As requested by the Staff, by way of example only, if material, the Company has presented below new disclosures (as denoted by underlined text) that the Company proposes to add to its future filings (as needed):

Cost of Revenues and Gross Profit

Cost of automotive revenues includes direct parts, material and labor costs, manufacturing overhead, including amortized tooling costs, shipping and logistic costs, vehicle internet connectivity costs, allocations of electricity and infrastructure costs related to our Supercharger network, and reserves for estimated warranty expenses. Cost of revenues also includes adjustments to warranty expense and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for onhand inventory that is either obsolete or is in excess of forecasted demand.

WACHTELL, LIPTON, ROSEN & KATZ

Cost of automotive revenues for the year ended December 31, 2015, 2014, and 2013 were $2.82 billion, $2.15 billion, and $1.48 billion. The increase in cost of automotive revenues was driven primarily by increased in Model S deliveries. In addition, cost of automotive revenues included $33.5 million related to the newly introduced Model X in 2015. The increase in deliveries resulted in an overall increase in each cost category, primarily material and labor costs, partially offset by cost improvements for Model S in 2014 and 2015 relating to material cost reductions from both engineering and commercial actions, and manufacturing efficiencies. For the years ended December 31, 2015, 2014, and 2013, we recognized $172.4 million, $84.5, and $21.1 million in cost of automotive revenues related to cars accounted for as operating leases.

Cost of services and other revenue includes direct parts, material and labor costs for repair and maintenance services, allocations of service center overhead costs, pre-owned Tesla vehicle sales, sales of our powertrain components, and costs related to the production and sale of Tesla Energy products. For the years ended December 31, 2015, 2014, and 2013 costs of services and other revenue were $299.2 million, $170.9 million, and $73.9 million. The increase in cost of services and other revenues was driven primarily by greater pre-owned vehicle sales and increased maintenance and repair services in all years, and increased powertrain sales to Daimler in 2014 as compared to 2013.

Liquidity and Capital Resources, page 40

10.	We note your response to our prior comment 24, in which you state you are not currently prepared to predict when you will generate positive annual operating cash flow. In your Form 8-K furnished February 10, 2016 you say that you expect to generate positive net cash flow for the full-year 2016. Please reconcile these statements for us and make revisions to your disclosure, as appropriate.

Response:

The Company respectfully submits to the Staff that the statement regarding generating positive annual operating cash flow in its Fourth Quarter & Full Year 2015 Update preceded, and therefore necessarily excluded, the impact of a number of significant events and factors that were either unexpected or did not exist at the time it made such statement in February 2016. As the Company first noted in its First Quarter 2016 delivery announcement on April 4, 2016, certain vehicle supplier parts shortages lasted much longer than initially expected. The persistence of such shortages eventually resulted in lower vehicle production and deliveries during the first two quarters of 2016 than the Company had initially projected, which consequently impacted the receipt of cash in respect of vehicle sales. Additionally, due to the response and demand for the Company’s Model 3 vehicle, which it unveiled in March 2016, greatly exceeding its expectations, the Company announced in its First Quarter 2016 Update on May 4, 2016 that it has advanced its plan to build 500,000 total vehicle units to 2018 from 2020. Such advancement represents a full two-year pull-forward and entails a significant acceleration of capital and operating expenditures, including in fiscal year 2016. Finally, on July 31, 2016, the Company executed with SolarCity a merger agreement to acquire SolarCity. While the Company has preliminary plans and expectations regarding the capital spend of the combined company, it will not be possible to confirm such plans and expectations until the transaction is consummated and the companies complete integration.

WACHTELL, LIPTON, ROSEN & KATZ

11.	We note your response to our prior comment 25, in which you state that you believe that you have provided adequate disclosure regarding your cash flows from operating activities and you will continue to provide additional disclosure for any significant item that impacts your cash flows from operating activities, if material. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. You say that in the statement of cash flows, you provide reconciliation from net loss to cash flows used in operating activities where you have provided quantitatively the sources of your operating cash flows. However, as you use the indirect method to prepare your cash flows from operating activities, merely reciting changes in line items reported in the statement of cash flows is not a sufficient basis for an investor to analyze the impact on cash. Therefore, please expand your disclosure of cash flows from operating activities to quantify factors to which material changes in cash flows are attributed and explain the underlying reasons for such changes. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us a copy of your intended revised disclosure.

Response:

The Company respectfully advises the Staff that the primary driver of the changes in the Company’s operating cash flows in all the periods presented was related to the rapid expansion of its business, both from volume of vehicle deliveries and the growth in headcount to support the increase in production and deliveries. As such, additional disclosures would not provide significant meaningful insights to the Company’s cash flows from operating activities as the main reason for the increase in cash used by operating activities is the expansion and growth of its business. However, as requested by the Staff, by way of example only, if material, the Company has presented below new disclosures (as denoted by underlined text) that the Company proposes to add to its future filings (as needed):

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as manufacturing, research and development and selling, general and administrative. Our operating cash flows are also affected by our working capital needs to support growth and fluctuations in inventory, personnel related expenditures, accounts payable and other current assets and liabilities.

Our operating cash inflows include cash from sales of our vehicles, customer deposits for Model S and Model X, sales of regulatory credits, cash from the provision of development services, and sales of powertrain components and systems. These cash inflows are offset by payments we make to our suppliers for production materials and parts used in our manufacturing process, employee compensation, operating leases and interest expense on our financings.

Cash provided by (used in) operating activities was ($524.5) million, ($57.3) million and $264.8 in 2015, 2014 and 2013. The decrease in operating cash flows in 2015 as compared to 2014 was due to an increase in net loss as a result of higher operating expenses in R&D and SG&A to support our growth, an increase in overall inventory

WACHTELL, LIPTON, ROSEN & KATZ

~~to support growth~~, and ~~increase~~ operating lease vehicles as we increased our production and delivered more vehicles under leasing arrangements. This is partially offset by proceeds from sales, increase in deferred revenue and liabilities associated with vehicles delivered with resale value guarantee. ~~and higher operating expenses in R&D and SG&A~~.

Financial Statements and Supplemental Data, page 45

Note 2 – Summary of Significant Accounting Policies, page 52

Vehicle Sales to Leasing Partners with a Residual Value Guarantee, page 53

12.	Refer to prior comment 27. As previously requested, please quantify for us the components of “net increase in resale value guarantee” in the roll forward of the resale value guarantee liability in the table on page 54.

Response:

In the Company’s next filing of its Form 10-Q and Form 10-K, the Company will retitle it “increase in resale value guarantee” to reflect that this line item represents the increase in liabilities recorded as a result of additional vehicles sold with resale value guarantee.

Form 8-K Furnished August 3, 2016

13.	Based on your response to prior comment 28, it is not clear what changes you expect to make to your presentation of non-GAAP measures that add back the deferred revenue and related costs for cars sold with resale value guarantees and where you collected the purchase price in cash, which substitutes an individually tailored measurement method for those of GAAP. As previously requested, please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company respectfully advises the Staff that it will revise its disclosures in future earnings releases to remove any presentation of non-GAAP measures that adds back the deferred revenue and related costs for cars sold with resale value guarantees and where the Company collected the purchase price in cash.

WACHTELL, LIPTON, ROSEN & KATZ

14.	We note your response to our prior comment 30, in which you direct our attention to your disclosure which indicates how “management uses such information internally.” Item 10(e)(1)(i)(C) of Regulation S-K requires a statement disclosing the reasons why you believe that the presentation of a non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations not how your management uses the information. In your next earnings release, please provide a substantive discussion of how your non-GAAP measures are useful to investors. Provide us with your intended revised disclosure.

Response:

The Company respectfully advises the Staff that it will revise its Non-GAAP Financial Information legend in future earnings releases. The Company’s intended disclosure is set forth below, with the new disclosure underlined for ease of the Staff’s review. Additionally, the language struck out below reflects our response to Comment 13 above.

Non-GAAP Financial Information

Consolidated financial information has been presented in accordance with GAAP as well as on a non-GAAP basis. On a non-GAAP basis, financial measures exclude non-cash items such as stock-based compensation, the change in fair value related to Tesla’s warrant liability, non-cash interest expense related to Tesla’s convertible senior notes. ~~Non-GAAP financial measures also exclude the impact of lease accounting on related revenues and cost of revenues associated with Model S and Model X deliveries with the resale value guarantee and similar buy-back terms, as this perspective is useful in understanding the underlying cash flow activity and timing of vehicle deliveries.~~ Management believes that it is useful to supplement its GAAP financial statements with this non-GAAP information because management uses such information internally for its operating, budgeting and financial planning purposes. These non-GAAP financial measures also facilitate management’s internal comparisons to Tesla’s historical performance as well as comparisons to the operating results of other companies. Management believes that presentation of the non-GAAP financial measures provides useful information to our investors regarding our financial condition and results of operations because it allows investors greater transparency to the information used by Tesla management in its financial and operational decision-making so that investors can see through the eyes of Tesla management regarding important financial metrics that Tesla management uses to run the business as well as allows investors to better understand Tesla’s performance. Non-GAAP information is not prepared under a comprehensive set of accounting rules and therefore, should only be read in conjunction with financial information reported under U.S. GAAP when understanding Tesla’s operating performance. A reconciliation between GAAP and non-GAAP financial information is provided below.

*        *        *         *        *        *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact David C. Karp at (212) 403-1327 or by email at DCKarp@wlrk.com or the undersigned at (212) 403-1117 or by email at RCChen@wlrk.com.

WACHTELL, LIPTON, ROSEN & KATZ

Sincerely,

/s/ Ronald C. Chen
Ronald C. Chen

cc:	Tesla Motors, Inc.
Todd A. Maron
Philip L. Rothenberg
Jonathan A. Chang
M. Yun Huh
Denise Ho

Wachtell, Lipton, Rosen & Katz
David C. Karp

SolarCity Corporation
Seth R. Weissman
Phuong Y. Phillips
Matthew M. Tolland

Skadden, Arps, Slate, Meagher & Flom LLP
Thomas J. Ivey
Kenton J. King
Leif B. King